SECURITIES AND EXCHANGE COMMISSION

04013245

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED SEP 16 2004

SEC FILE NUMBER
8-38369

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/03 (MM/DD/YY) AND ENDING 06/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Progressive Asset Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1730 Franklin Street, Suite 201
(No. and Street)

Oakland, CA 94612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – *if individual, state last, first, middle name*)

101 Larkspur Landing Circle, Suite 200, Larkspur, CA 94939
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 04 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Leenson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Progressive Asset Managment, Inc., as of June 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

C. CARTIER
Commission # 1274678
Notary Public - California
Contra Costa County
My Comm. Expires Sep 17, 2004

Notary Public

Signature

President and Chief Executive Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Progressive Asset Management, Inc.
Reconciliation Pursuant to Rule 17a-5(d)(4)
June 30, 2004

Reconciliation with Computation of the Company
(Included in Part IIA of Form X-17A-5 as of June 30, 2004)

Net capital, as reported in Part IIA (unaudited) FOCUS Report	$345,969
Audit adjustments	(46,590)
Net capital, as adjusted	$299,379
Aggregate indebtedness, as reported in Part IIA (unaudited) FOCUS Report	$18,947
Audit adjustments	3,582
Aggregate indebtedness, as adjusted	$22,529

PAM
FOCUS Reported Amounts
June 30, 2004

	7-9/03	10-12/03	1-3/04	4-6/04	Totals	Adjustments	Totals	Notes
Assets	$452,024	$455,118	$514,074	$536,266	$536,266	$5,846	$542,112	a
Liabilities	45,714	14,098	25,031	18,947	18,947	3,582	22,529	b
Preferred A	0	0	0	0	0	42,256	42,256	c
Capital	406,310	441,020	489,043	517,319	517,319	(39,992)	477,327	d
Revenue	106,270	135,927	147,378	127,054	516,629	0	516,629	e
Net income	8,275	34,710	48,023	28,276	119,284	12,985	132,269	f
Aggregate indebtedness	45,714	14,098	25,031	18,947	18,947	3,582	22,529	b
Net capital	262,327	275,092	283,551	345,969	345,969	(46,590)	299,379	g
Minimum net capital	5,000	5,000	5,000	5,000	5,000	5,000	5,000	
Excess net capital	257,327	270,092	278,551	340,969	340,969	(51,590)	294,379	
Excess net capital @1000%	257,756	273,682	281,048	344,074	344,074	(46,948)	297,126	
Debt/capital ratio	17.43%	5.12%	8.83%	5.48%	5.48%	-7.69%	7.53%	

a- Assets	$536,266	FOCUS
	2,979	PAJE 1
	2,866	PAJE 3
	1	Rounding
	0	Client post-FOCUS adjustments
a - Total	$542,112	
b - Liabilities	$18,947	FOCUS
	3,582	PAJE 2
	0	Client post-FOCUS adjustments
b - Total	$22,529	
c - Other	$0	FOCUS
	42,256	Preferred stock Series A
c - Total	$42,256	
d - Total	($39,992)	Net affect of a, b and c Totals
e - Revenue	$516,629	FOCUS
	0	Client post-FOCUS adjustments
e - Total	$516,629	
f - Net income	$119,284	FOCUS
	2,979	PAJE 1
	(3,582)	PAJE 2
	2,866	PAJE 3
	(100)	PAJE 4
	(1)	Rounding
	10,823	Client post-FOCUS adjustments
f - Total	$132,269	
g - Net capital	$345,969	FOCUS
	(3,582)	PAJE 2
	(42,256)	Preferred stock series A
	(753)	Investment haircut
	1	Rounding
	0	Client post-FOCUS adjustments
g - Total	$299,379	

Progressive Asset Management, Inc.
Proposed Adjusting Journal Entries
June 30, 2004

No.	Accounts	W/P Ref.	Debit	Credit	Income affect	w/r
1	170 Accumulated depreciation - Furniture	K1	1,746.93			
	175 Accumulated depreciation - Equipment		1,231.88			
	625 Depreciation			2,978.81	2,978.81	
	Adjust accumulated depreciation to match schedule.					
2	673 Income taxes	N1	3,582.00		(3,582.00)	
	200 Income taxes payable			3,582.00		
	Accrue additional estimated California income taxes.					
3	135 Prepaid expenses	G	2,865.57			
	609 Workers' comp. insurance			288.82	288.82	
	610 Promotion			1,375.00	1,375.00	
	630 Dues and subscriptions			229.17	229.17	
	635 Insurance			42.58	42.58	
	672 Business taxes			930.00	930.00	
	Accrue and adjust prepaid expenses to match schedule.					
4	665 Regulatory	T2	100.00		(100.00)	
	310 Common stock			100.00		
	Accrue stock compensation for non-employee directors (1,000 shares at $0.10 per share) authorized 12-03-2003 for CY 2003.					
	Totals, net of waived and reclassified		$9,526.38	$9,526.38	$2,162.38	
	Totals, waived		$0.00	$0.00	$0.00	
	Totals, reclassified		$0.00	$0.00	$0.00	

w - Waived by auditor. Client may need to post after 06-30-2004.
r - Reclassification for audited financial statement presentation only. Client may post to match audit.
All other adjustments must be posted effective 06-30-2004.

September 9, 2004

VIA CERTIFIED MAIL

Eric Leenson
President & Chief Financial Officer
Progressive Asset Management, Inc.
1730 Franklin St., Ste. 201
Oakland, CA 94612

Dear Mr. Leenson:

This acknowledges receipt of your June 30, 2004 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

> A reconciliation, including appropriate explanations, of the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II or Part IIA filing, if material differences existed.

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by September 23, 2004. Questions may be addressed to me at 415-882-1265.

Sincerely,

Dennis M. Azary
Senior Compliance Examiner

CE:ra

Enclosure: Form X-17A-5 Part III Facing Page

cc: Rosalind R. Tyson, Securities and Exchange Commission
Wilson, Markle, Stuckey, Hardesty & Bott – Certified Public Accountants